FORM U-3A-2


File No. 69-340

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

Statement by Holding Company Claiming Exemption
Under Rule U-2 from Provisions of the Public Utility
Holding Company Act of 1935

To be filed annually prior to March 1

NIPSCO Industries, Inc.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest. Information below is as of December 31, 1997.


                            State of
  Name of Company         Organization      Location        Nature of Business
======================   =============  ================= =====================
NIPSCO Industries, Inc.     Indiana      Merrillville,     Holding company
                                         Indiana

NIPSCO Industries           Indiana      Merrillville,     Management services
 Management Services                     Indiana
 Company

Hamilton Harbour            Indiana      Hammond, Indiana  Captive insurance
 Insurance Services,                                       program
 Ltd.

NI Telecomm, Inc.           Indiana      Merrillville,     Inactive
                                         Indiana

Crossroads Pipeline         Indiana      Hammond, Indiana  Interstate gas
 Company                                                   transmission

NIPSCO Capital Markets,     Indiana      Hammond, Indiana  Funding agent for
 Inc.                                                      all subsidiaries
                                                           other than Northern
                                                           Indiana Public Service
                                                           Company

NEM Acquisition             Indiana      Merrillville,     Holding Company
 Corporation                             Indiana


IWC Resources               Indiana      Indianapolis,     Holding company
 Corporation                             Indiana

Indianapolis Water          Indiana      Indianapolis,     Water company
 Company (1)                             Indiana

Harbour Water               Indiana      Indianapolis,     Water company
 Corporation (1)                         Indiana

Utility Data                Indiana      Indianapolis,     Provides customer
 Corporation (1)                         Indiana           billing and data
                                                           processing services

IWC Services, Inc.          Indiana      Indianapolis,     Majority partner
(1)                                      Indiana           in wastewater
                                                           treatment
                                                           facilities

White River                 Indiana      Indianapolis,     Operator of waste-
Environmental                            Indiana           water treatment
Partnership(2)                                             plants

Waterway Holdings, Inc.     Indiana      Indianpolis,      Real-estate
(1)                                      Indiana           development

SM&P Utility Resources,     Indiana      Indianapolis,     Provides utility
 Inc.  (1)                               Indiana           locate and
                                                           marking services

Miller Pipeline             Indiana      Indianapolis,     Pipeline
 Corporation (1)                         Indiana           construction

Primary Energy, Inc.        Indiana      Hammond, Indiana  Arranges energy-
                                                           related projects

Harbor Coal Company (3)     Indiana      Hammond, Indiana  Coal pulverization
                                                           project company

Lakeside Energy             Indiana      Merrillville,     Electric generator
 Corporation (3)                         Indiana           project company

North Lake Energy           Indiana      Merrillville,     Electric generation
  Corporation (3)                        Indiana           project company

Portside Energy             Indiana      Merrillville,     Power generation
  Corporation (3)                        Indiana           project company

Cokenergy, Inc. (3)         Indiana      Merrillville,     Power generation
                                         Indiana           project company

Northern Indiana Public     Indiana      Hammond, Indiana  Electric and
 Service Company                                           gas utility


NIPSCO Exploration          Indiana      Hammond, Indiana  Gas exploration
 Company, Inc. (4)                                         investment in
                                                           off-shore Gulf of
                                                           Mexico oil and
                                                           gas leases

Shore Line Shops,           Indiana      Hammond, Indiana  Real estate
 Incorporated (4)                                          purchase and sale
                                                           of transferred
                                                           employees
                                                           residences

NIPSCO Energy Services,     Indiana      Hammond, Indiana  Holding company for
 Inc.                                                      energy-related
                                                           diversified
                                                           projects and
                                                           subsidiaries

Market Hub Partners,        Delaware     Lansdowne,        Natural gas
  L.P. (5)                               Virginia          storage

Inventory Management and    Texas        Houston, Texas    Energy risk
  Distribution Company,                                    management
  L.L.C. (6)                                               and gas storage
                                                           optimization

NIPSCO Energy Trading       Indiana      Hammond, Indiana  Gas and other
 Corp. (7)                                                 energy brokering
                                                           businesses

NIPSCO Fuel Company,        Indiana      Hammond, Indiana  Investments in
 Inc. (7)                                                  gas and oil
                                                           ventures

Bristol Resources           Delaware     Tulsa, Oklahoma   Oil and gas
  Production Company,                                      exploration
  L.L.C.(8)                                                and production

NFCO Acquisition Company    Texas        Dallas, Texas     Investment in
 (9)                                                       gas and oil
                                                           properties

NI-TEX, Inc. (7)            Indiana      Hammond, Indiana  Gas supply and
                                                           transportation

Laredo Nueces Pipeline      Texas        Dallas, Texas     Intrastate gas
  Company (24)                                             pipeline company

Midtex Gas Storage          Texas        Matagorda         Gas storage and
  Company, L.L.P. (25)                   County, Texas     intrastate pipeline
                                                           company

NESI Energy Marketing,      Indiana      Merrillville,     Marketing of natural
  L.L.C. (11) (12)                       Indiana           gas energy and
                                                           energy services

Green Fuels, Inc. (7)       Indiana      Merrillville,     Alternative
                                         Indiana           fuels

Parkway Engineering and     Indiana      Merrillville,     Commercial
 Distributing Company,                   Indiana           Lighting
 Inc. (7)

NESI Power Marketing,       Indiana      Merrillville,     Electric
 Inc. (7)                                Indiana           brokering

NESI Integrated Energy      Indiana      Merrillville,     Retail gas
 Resources, Inc. (7)                     Indiana           marketing

NESI Energy Services        Indiana      Merrillville,     Energy
 Company   (7)                           Indiana           consulting
NIPSCO Energy Services      Alberta      Calgary,          Holding company
 Canada Limited (7)                      Alberta

Southlake Energy, Inc.      Alberta      Calgary, Alberta  Development and
  (10)                                                     investment in gas
                                                           and oil properties
                                                           in western Canada

NESI Energy Marketing       Alberta      Calgary, Alberta  Inactive
  Canada, Ltd. (13)                                        (In bankruptcy)

Triumph Natural Gas, Inc.   Delaware     Dallas, Texas     Inactive
  (14)

NIPSCO Development          Indiana      Hammond, Indiana  Holding company
 Company, Inc.                                             (including real
                                                           estate development
                                                           investments)

Analytic Systems            Indiana      Hobart, Indiana   Fluid filtration
  Laboratories, Inc. (15)                                   systems

Protonics Research, Inc.    Indiana      Merrillville,     Energy research
 (15)                                    Indiana           and development

FuelMaker Corporation (16)  Canada       Toronto, Canada   Vehicle fueling

G. R. Clark Corporation     Indiana      Hobart, Indiana   Inactive
 (17)

International Polymer       Indiana      Merrillville,     Inactive
  Corp.  (17)                            Indiana

JOF Transportation          Indiana      Hammond, Indiana  Rail freight
 Company  (17)                                             venture

KOGAF Enterprises, Inc.     Indiana      Kokomo, Indiana   Real estate
 (17)                                                      investments

Lake Erie Land Company      Indiana      Hammond, Indiana  Development
 (17)                                                      of commercial
                                                           and residential
                                                           real estate

SCC Services, Inc. (18)     Indiana      Hammond, Indiana  Operation of
                                                           golf course

N Squared Aviation,         Delaware     Griffith,         Aircraft
  LLC (19)                               Indiana           leasing

NDC Douglas Properties,     Indiana      Hammond, Indiana  Affordable
 Inc. (17)                                                 housing projects

NIPSCO International        Indiana      Hammond, Indiana  Inactive
 Power Systems Company(17)

NIPSCO Security Services,   Indiana      Hammond, Indiana  Security services
 Inc. (17)

RIC, Inc. (17)              Indiana      Hammond, Indiana  Consulting services
                                                           for customer
                                                           information systems

Cardinal Property           Indiana      Hammond, Indiana  Building and
 Management, Inc. (20)                                     property
                                                           management

Riverside Caloric Company   Indiana      Hammond, Indiana  Inactive
 (17)

Progeni, Inc.               Illinois     Chicago,          Energy product
 (17)                                    Illinois          development

Sun Power                   California   Sunnyvale,        Silicon-based
 Corporation (23)                        California        semiconductor
                                                           products

Kokomo Gas and Fuel         Indiana      Kokomo, Indiana   Gas utility
 Company

KGF Trading                 Indiana      Kokomo, Indiana   Gas brokering
 Company (22)


Northern Indiana Fuel and   Indiana      Auburn, Indiana   Gas utility
 Light Company, Inc.

Northern Indiana Trading    Indiana      Auburn, Indiana   Gas brokering
 Company (21)

     (1)   Wholly-owned subsidiary of IWC Resources Corporation.
     (2)   Majority-owned interest of IWC Services, Inc.
     (3)   Wholly-owned subsidiary of Primary Energy, Inc.
     (4)   Wholly-owned subsidiary of Northern Indiana Public Service Company.
     (5)   Minority-owned partnership of NIPSCO Energy Services, Inc.
     (6)   Minority-owned interest of NIPSCO Energy Services, Inc.
     (7)   Wholly-owned subsidiary of NIPSCO Energy Services, Inc.
     (8)   Majority-owned interest of NIPSCO Fuel Company, Inc.
     (9)   Wholly-owned subsidiary of NIPSCO Fuel Company, Inc.
     (10)  Wholly-owned subsidiary of NIPSCO Energy Services Canada Limited.
     (11)  Majority-owned interest of NIPSCO Energy Services, Inc.
     (12)  Minority-owned interest of NEM Acquisision Corporation.
     (13)  Majority-owned subsidiary of NIPSCO Energy Services Canada Limited.
     (14)  Majority-owned subsidiary of NIPSCO Energy Services, Inc.
     (15)  Majority-owned subsidiary of NIPSCO Development Company, Inc.
     (16)  50% owned subsidiary of NIPSCO Energy Services Canada Limited.
           Sold January 1998.
     (17)  Wholly-owned subsidiary of NIPSCO Development Company, Inc.
     (18)  Wholly-owned subsidiary of Lake Erie Land Company.
     (19)  Minority-owned interest of NIPSCO Development Company, Inc.
     (20)  Wholly-owned subsidiary of RIC, Inc.
     (21)  Wholly-owned subsidiary of Northern Indiana Fuel and Light Company,
           Inc.
     (22)  Wholly-owned subsidiary of Kokomo Gas and Fuel Company.
     (23)  Minority-owned subsidiary of NIPSCO Development Company, Inc.
     (24)  50% owned interest of NI-TEX, Inc.
     (25)  Minority-owned interest of NI-TEX, Inc.



     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     The claimant, NIPSCO Industries, Inc. (Industries), owns no physical properties. All the physical properties of Northern Indiana Public Service Company (Northern Indiana), Kokomo Gas and Fuel Company (Kokomo Gas) and Northern Indiana Fuel and Light Company, Inc. (NIFL) are located in the State of Indiana. Crossroads Pipeline Company (Crossroads)owns a 202-mile natural gas interstate pipeline running from northwest Indiana to Cygnet, Ohio.

     Northern Indiana Public Service Company. Northern Indiana is a public utility operating company engaged in supplying natural gas and electrical energy to the public. It operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately
2.2 million. Northern Indiana, at December 31, 1997, served approximately 662,500 customers with gas and approximately 416,300 with electricity.

     ELECTRIC. Northern Indiana owns and operates four electric generating stations using fossil fuels with net capability of 3,179,000 kilowatts (kw), two hydroelectric generating plants with rated net capabilities of 10,000 kw,four gas fired combustion turbine generating units with net capabilities of 203,000 kw, for a total system capacity of 3,392,000 kw. All of Northern Indiana's generating units are located in Northwest Indiana.

     Northern Indiana has 292 substations with an aggregate transformer capacity of 23,030,500 KVA. Its transmission system with voltages from 34,500 to 345,000 consists of approximately 3,053 circuit miles of line. The electric distribution system extends into 21 counties and consists of approximately 7,835 circuit miles of overhead and approximately 1,440 cable miles of underground primary distribution lines operating at various voltages from 2,400 to 12,500 volts.

     GAS. In 1997, all of the gas supplied by Northern Indiana was transported by ANR Pipeline Company (ANR), Crossroads, Midwestern Gas Transmission Company (Midwestern), Natural Gas Pipeline Company of America (Natural), Panhandle Eastern Pipe Line Company (Panhandle), Tennessee Gas Pipeline Company (Tennessee), and Trunkline Gas Company (Trunkline). Approximately 69% of Northern Indiana's 1997 gas supply was purchased on the spot market, generally on less than 30-day agreements.

     The transportation rates of Crossroads, and the transportation and storage rates of ANR, Midwestern, Natural, Panhandle, Tennessee, and Trunkline to Northern Indiana are subject to change in accordance with rate proceedings filed with the Federal Energy Regulatory Commission (FERC).

     Northern Indiana has in operation an underground gas storage field at Royal Center, Indiana, which currently has a storage capacity of 6.75 billion cubic foot (Bcf).

     In addition, Northern Indiana has several gas storage service agreements which make possible the withdrawal of substantial quantities of gas from other storage facilities. All of the storage agreements have limitations on the daily withdrawal volumes and the timing thereof.

     Northern Indiana has a liquefied natural gas plant in LaPorte County, Indiana, which is designed for peak shaving and has the following capacities: maximum storage of 4.0 Bcf; maximum liquefaction rate (gas to liquid), 20,000 Mcf per day; maximum vaporization rate (output to distribution system), 300,000 Mcf per day. Northern Indiana has approximately 13,368 miles of gas mains.

     OTHER PROPERTIES. Northern Indiana owns offices and service buildings, salesrooms, garages, repair shops, motor vehicles, construction equipment and tools, and office furniture and equipment, and also leases offices in various localities. It also owns miscellaneous parcels of real estate not now used in utility operations.

     Kokomo Gas and Fuel Company. Kokomo Gas is a public utility operating company which provides natural gas and natural gas transportation services to approximately 33,500 customers at December 31, 1997. Kokomo's service territories include all of Howard County, and parts of Carroll, Cass, Clinton, Miami, and Tipton Counties in Indiana. Kokomo's service area has a population in excess of 100,000 people and includes 23 cities, towns, and communities.

     Kokomo Gas  purchased  gas on the spot market from  NI-TEX,  Inc.  and NESI
Energy Marketing L.L.C., subsidiaries of NIPSCO Energy Services, Inc., to satisfy all of its system requirements in 1997.

     Kokomo Gas has a liquefied natural gas plant in Howard County which has the following capacities: maximum storage of 400,000 Mcf; maximum liquefication rate (gas to liquid), 2,850 Mcf per day; maximum vaporization rate (output to distribution system), 30,000 Mcf per day. Kokomo Gas also has a gas holder with a storage capacity of 12,000 Mcf. Kokomo Gas has approximately 752 miles of gas mains.

     Northern Indiana Fuel and Light Company, Inc. NIFL is a public utility operating company which provides natural gas and natural gas transportation services to approximately 33,400 customers at December 31, 1997. NIFL's service territories include all of DeKalb and Steuben, and parts of Allen, LaGrange, and Noble Counties in Indiana. NIFL's service area has a population in excess of 66,700 people and includes 22 cities, towns, and communities.

     NIFL purchased gas on the spot market from a number of suppliers including NI-TEX, Inc. and NESI Energy Marketing L.L.C., subsidiaries of NIPSCO Energy Services, Inc., to satisfy all of its system requirements in 1997. NIFL has approximately 809 miles of gas mains.

     Crossroads Pipeline Company. Crossroads Pipeline Company is a 20-inch interstate, natural gas pipeline that extends from near the Illinois-Indiana state line east 202 miles to Cygnet, Ohio.

3. The following information for the year 1997 with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                                         Total Electric     Retail Gas
                                             Sales          Distributed
       Company                               (Kwh)             (Mcf)
    ===============================     ===============    =============
    Northern Indiana Public Service
     Company                             15,992,164,572      292,636,881
    Kokomo Gas and Fuel Company                    NONE        8,747,477
    Northern Indiana Fuel and Light
     Company, Inc.                                 NONE       10,845,988

    (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 NONE.

    (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                        Electric Sales      Gas Sales
       Company                               (Kwh)             (Mcf)
    ===============================     ==============    =============
    Northern Indiana Public Service
     Company                               861,802,000        4,130,675
    Kokomo Gas and Fuel Company                   NONE            NONE
    Northern Indiana Fuel and Light
     Company, Inc.                                NONE            NONE

    (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                          Electric
                                          Purchases       Gas Purchases
       Company                              (Kwh)             (Mcf)
   ===============================     ===============    =============
    Northern Indiana Public Service
     Company                               950,817,427     113,693,697
    Kokomo Gas and Fuel Company                   NONE         NONE
    Northern Indiana Fuel and Light
     Company, Inc.                                NONE         NONE

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Elm Energy and Recycling (UK) Ltd. ("Elm Energy"), an exempt wholesale generator, is a whole tires-to-energy facility whose registered address is Elm Energy House, Ettinshall Road, Wolverhampton WV22LA, England. The facility incinerates waste tires, raises steam and generates electricity for export to the grid.

    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Development holds a 85% equity ownership position in Elm Energy.

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Industries invested $23,121,000 for Ordinary Shares of Elm Energy indirectly through Development. Industries has provided no guarantees nor is there any debt having recourse to Industries.

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.


      Elm Energy and Recycling (UK) Ltd.
                  1997                                (In thousands)
    =====================================             ============
    Capitalization at December 31, 1997:
    Shareholders' equity                                $   (128)
    Long-term debt                                             0
                                                        --------
     Total                                              $   (128)
                                                         =======
    Net (loss)                                          $ (1,060)
                                                         =======

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Pursuant to the Engineering Services Agreement dated June 22,
    1994 between Elm Energy and Development, Development has agreed to provide personnel to supervise the engineering operations and planning related to the Whole Tyre Recycling Facility at Wolverhampton. Development is to be paid 250,000 pounds sterling yearly for these services with invoicing quarterly in arrears. During 1997, Development earned $407,684 for these services.